SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       for the period ended 24 October 2006


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------



BP p.l.c.

Group Results

Third Quarter 2006


                                                     London 24 October 2006


                           FOR IMMEDIATE RELEASE

---------------------------------------------------------------------------


  Third   Second    Third
Quarter  Quarter  Quarter                                   Nine Months
   2005     2006     2006  $ million                     2006     2005     %

=========================                              =====================

  6,463    7,266    6,231  Profit for the period*      19,120   18,656
                           Inventory holding
 (2,053)  (1,148)     744    (gains) losses              (762)  (3,774)

-------------------------                              ---------------------

  4,410    6,118    6,975  Replacement cost profit     18,358   14,882    23

=========================                              =====================

  11.86    16.59    18.76  - per ordinary share (pence) 50.01    38.08
  21.04    30.28    35.08  - per ordinary share (cents) 91.02    70.07    30
   1.26     1.82     2.10  - per ADS (dollars)           5.46     4.20

=========================                              =====================



o BP's third quarter replacement cost profit was $6,975 million, compared with $4,410 million a year ago, an increase of 58%. For the nine months, replacement cost profit was $18,358 million compared with $14,882 million, up 23%.

o The third quarter result included a net non-operating gain of $1,225 million compared with a net non-operating charge of $921 million in the third quarter of 2005. This includes significant gains on upstream asset disposals. For the nine months, the net non-operating gain was $1,214 million compared with a net non-operating charge of $1,201 million for the nine months of 2005.

o Compared with a year ago, the third quarter trading environment reflected higher oil realizations and higher retail margins but lower refining margins and lower gas realizations.

o Net cash provided by operating activities for the quarter and nine months was $5.1 billion and $23.2 billion compared with $6.4 billion and $22.5 billion a year ago.

o    The ratio of net debt to net debt plus equity was 16%.

o The quarterly dividend, to be paid in December, is 9.825 cents per share ($0.5895 per ADS) compared with 8.925 cents per share a year ago. For the nine months, the dividend showed an increase of 10%. In sterling terms, the quarterly dividend is 5.241 pence per share, compared with 5.061 pence per share a year ago; for the nine months the increase was 8%. During the nine months, the company repurchased
     1,024 million of its own shares at a cost of $12 billion.



BP Group Chief Executive, Lord Browne, said:

     "The trading environment reflected higher oil realizations and retail margins but lower refining margins and gas realizations compared to a year ago. The third quarter result benefited from significant disposal gains and IFRS accounting effects. Results are being impacted by higher tax charges. The share buyback programme is continuing, with $3.5 billion of share repurchases during the quarter".

* Profit attributable to BP shareholders.



                       Summary Quarterly Results

Exploration and Production's third quarter result benefited from higher liquid realizations offset by lower gas realizations. In addition, it included higher production taxes and higher costs, reflecting the impacts of sector specific inflation, revenue investment and production growth. Furthermore, the result includes significant net gains on the sale of assets. BP's share of the TNK-BP result benefited from a gain of $892 million on the sale of its interest in the Urdmurtneft assets.

Compared with a year ago, the Refining and Marketing result, excluding Texas City, reflects strong operating performance. The lower result reflects lower refining margins, reduced supply optimization benefits and the impact of higher levels of refining turnaround activity. Retail margins improved strongly compared with a year ago. The result includes a significant gain related to IFRS fair value accounting effects.

In Gas, Power and Renewables, the lower third quarter result includes a charge for non-operating items compared with a gain in the same period last year. A significant reduction in the contribution from gas and power marketing and trading was partly offset by better operational performance in the natural gas liquids business and a lower charge related to IFRS fair value accounting.

Finance costs and Other finance expense was $117 million for the quarter compared with $181 million in the third quarter of 2005. Increases in market interest rates were more than offset by higher capitalized interest and a higher return on pension assets due to the increased market value of the pension asset base.

The consolidation adjustment, which removes the margin on sales between segments in respect of inventory at the period end, was a credit of $440 million in the third quarter. This primarily reflects changes in the amount of BP equity production held in Refining and Marketing segment inventories.

The effective tax rate on replacement cost profit of continuing operations was 40% versus 34% a year earlier, reflecting the retroactive impact of the increase in the North Sea tax rate, enacted in July 2006. The effect of this change on the Group's effective tax rate is partly mitigated by a sharp decline in prices around the end of the quarter.

Capital expenditure was $4.8 billion for the quarter, including $1 billion in respect of our investment in Rosneft. Disposal proceeds were $2.8 billion.

Net debt at the end of the quarter was $16.8 billion. The ratio of net debt to net debt plus equity was 16%.

During the third quarter, the company repurchased 299 million of its own shares, at a cost of $3.5 billion. Of these, 48 million shares were purchased for cancellation and the remainder are held in treasury. Additionally, shares to the value of $1.25 billion were issued to Alfa Group and Access Renova (AAR) being the last instalment of the deferred consideration for our investment in TNK-BP.

The commentaries above and following are based on replacement cost profit.

The financial information for 2005 has been restated to reflect the following, all with effect from 1 January 2006: (a) the transfer of three equity-accounted entities from Other businesses and corporate to Refining and Marketing following the sale of Innovene; (b) the transfer of certain mid-stream assets and activities from Refining and Marketing and Exploration and Production to Gas, Power and Renewables; (c) the transfer of Hydrogen for Transport activities from Gas, Power and Renewables to Refining and Marketing; and (d) the change in the basis of accounting for over-the-counter forward sale and purchase contracts for oil, natural gas, NGLs and power. See Note 2 for further details.



                          Non-Operating Items

                                                                    Third
                                                                  Quarter
$ million                                                            2006

                                                                 --------

Exploration and Production                                          2,466
Refining and Marketing                                               (431)
Gas, Power and Renewables                                             (85)
Other businesses and corporate                                         78
                                                                 --------
                                                                    2,028
Taxation                                                             (803)
                                                                 --------
Continuing Operations                                               1,225
Innovene Operations                                       -
Taxation                                                  -             -
                                                   --------      --------
Total for all operations                                            1,225
                                                                 ========





    Reconciliation of Replacement Cost Profit to Profit for the Period



    Third    Second     Third
  Quarter   Quarter   Quarter                                 Nine Months
     2005      2006      2006  $ million                     2006      2005
=============================                              ================
    6,534     7,826     9,935  Exploration and Production  24,584    18,919
    1,875     1,856     1,503  Refining and Marketing       4,971     4,559
      347       453       152  Gas, Power and Renewables      906       948
                               Other businesses and
     (501)     (193)     (261)   corporate                   (671)     (828)
                               Consolidation adjustments
                                 Unrealized profit in
     (285)     (277)      440      inventory                  155      (442)
                                 Net profit on transactions
                                   between continuing and
      144         -         -      Innovene operations (a)      -       399
-----------------------------                              ----------------
                               RC profit before interest
    8,114     9,665    11,769    and tax                   29,945    23,555
-----------------------------                              ----------------
                               Finance costs and other
     (181)     (107)     (117)   finance expense             (367)     (546)
   (2,674)   (3,441)   (4,614) Taxation                   (10,984)   (7,444)
      (68)      (77)      (63) Minority interest             (211)     (198)
-----------------------------                              ----------------
                               RC profit from continuing
                                 operations attributable
    5,191     6,040     6,975    to BP shareholders (b)    18,383    15,367
=============================                              ================
                               Inventory holding gains
                                 (losses) for continuing
    1,938     1,148      (744)   operations                   762     3,547
-----------------------------                              ----------------
                               Profit for the period
                                 from continuing operations
                                 attributable to BP
    7,129     7,188     6,231    shareholders              19,145    18,914
                               Profit (loss) for the
                                 period from Innovene
     (666)       78         -    operations (c)               (25)     (258)
-----------------------------                              ----------------
                               Profit for the period
                                 attributable to BP
    6,463     7,266     6,231    shareholders              19,120    18,656
=============================                              ================
                               RC profit from continuing
                                 operations attributable
    5,191     6,040     6,975    to BP shareholders        18,383    15,367
                               RC profit (loss) from
     (781)       78         -    Innovene operations          (25)     (485)
-----------------------------                              ----------------
    4,410     6,118     6,975  Replacement cost profit     18,358    14,882
=============================                              ================


(a) In the circumstances of discontinued operations, Accounting Standards require that the profits earned by the discontinued operations, in this case the Innovene operations, on sales to the continuing operations be eliminated on consolidation from the discontinued operations, and attributed to the continuing operations and vice versa. This adjustment has two offsetting elements: the net margin on crude refined by Innovene as substantially all crude for their refineries was supplied by BP and most of the refined products manufactured were taken by BP; and the margin on sales of feedstock from BP's US refineries to Innovene's manufacturing plants. The profits attributable to individual segments were not affected by this adjustment. Neither does this representation indicate the profits earned by continuing or Innovene operations, as if they were stand-alone entities, for past periods or likely to be earned in future periods.


(b) Replacement cost profit reflects the current cost of supplies. The replacement cost profit for the period is arrived at by excluding from profit inventory holding gains and losses. BP uses this measure to assist investors to assess BP's performance from period to period. Replacement cost profit is not a recognized GAAP measure. Operating cash flow is calculated from the starting point of profit before taxation which includes inventory holding gains and losses. Operating cash flow also reflects working capital movements including inventories, trade and other receivables and trade and other payables. The carrying value of these working capital items will change for various reasons, including movements in oil, gas and products prices.


(c)  See further detail in Note 3.




                              Per Share Amounts



     Third     Second      Third
   Quarter    Quarter    Quarter                              Nine Months
      2005       2006       2006                             2006      2005
================================                       =====================
                                  Results for the
                                  period ($m)
     6,463      7,266      6,231  Profit*                  19,120     18,656
     4,410      6,118      6,975  Replacement cost profit  18,358     14,882
--------------------------------                       ---------------------
                                  Shares in issue at
20,984,851 19,993,613 19,815,830  period end (thousand)19,815,830 20,984,851
                                  - ADS equivalent
 3,497,475  3,332,269  3,302,638    (thousand)          3,302,638  3,497,475
                                  Average number of
                                    shares outstanding
21,007,316 20,171,546 19,818,106    (thousand)         20,167,945 21,238,117
                                  - ADS equivalent
 3,501,219  3,361,924  3,303,018    (thousand)          3,361,324  3,539,686
                                  Per ordinary share
                                  (cents)
     30.75      35.94      31.46  Profit for the period     94.80      87.84
                                  RC profit
     21.04      30.28      35.08    for the period          91.02      70.07

                                  Per ADS (cents)
    184.50     215.64     188.76  Profit for the period    568.80     527.04
                                  RC profit
    126.24     181.68     210.48    for the period         546.12     420.42
--------------------------------                       ---------------------


*   Profit attributable to BP shareholders.




                        Exploration and Production

  Third  Second   Third
Quarter Quarter Quarter                                       Nine Months
   2005    2006    2006  $ million                           2006     2005
=======================                                    ===============
  6,535   7,827   9,929  Profit before interest and tax(a) 24,572   18,928
     (1)     (1)      6  Inventory holding (gains) losses      12       (9)
-----------------------                                    ---------------
                         Replacement cost profit
  6,534   7,826   9,935    before interest and tax         24,584   18,919
=======================                                    ===============
                         Results include:
                         Impairment and gain (loss) on sale
   (106)    330   1,962    of businesses and fixed assets   2,301      831
      -       -     (17) Environmental and other provisions   (17)       -
                         Restructuring, integration and
      -       -       -    rationalization costs                -        -
                         Fair value gain (loss) on
    (53)    149     521    embedded derivatives               275     (887)
     12       -       -  Other                                  -       37
-----------------------                                    ---------------
   (147)    479   2,466  Total non-operating items          2,559      (19)
=======================                                    ===============
    177      97     351  Exploration expense                  637      476
                         Of which:
     93      13     232  Exploration expenditure written off  359      224
-----------------------                                    ---------------
                         Production (Net of Royalties)(b)
  2,313   2,355   2,250  Crude oil (mb/d)                   2,323    2,385
    159     176     172  Natural gas liquids (mb/d)           172      176
  2,472   2,531   2,422  Total liquids (mb/d)(c)            2,495    2,561
  7,841   8,624   8,086  Natural gas (mmcf/d)               8,471    8,412
  3,824   4,018   3,816  Total hydrocarbons (mboe/d)(d)     3,954    4,011
=======================                                    ===============
                         Average realizations(e)
  56.83   65.96   67.22  Crude oil ($/bbl)                  63.73    49.07
  36.70   37.80   40.08  Natural gas liquids ($/bbl)        37.81    31.30
  54.80   62.86   64.15  Total liquids ($/bbl)              60.91    47.22
   4.75    4.44    4.49  Natural gas ($/mcf)                 4.83     4.45
  41.68   44.58   45.47  Total hydrocarbons ($/boe)         44.74    36.97
=======================                                    ===============
                         Average oil marker prices($/bbl)
  61.63   69.59   69.60  Brent                              67.02    53.68
  63.18   70.46   70.44  West Texas Intermediate            68.09    55.43
  60.91   68.84   69.02  Alaska North Slope US West Coast   66.28    52.08
=======================                                    ===============
                         Average natural gas marker prices
   8.53    6.80    6.58  Henry Hub gas price ($/mmbtu)(f)    7.45     7.19
                         UK Gas - National
  29.26   34.55   33.72    Balancing Point (p/therm)        46.28    32.42
=======================                                    ===============


(a) Profit from continuing operations and includes profit after interest and tax of equity-accounted entities.

(b) Includes BP's share of production of equity-accounted entities.

(c) Crude oil and natural gas liquids.

(d) Natural gas is converted to oil equivalent at 5.8 billion cubic feet = 1 million barrels.

(e) Based on sales of consolidated subsidiaries only - this excludes equity-accounted entities.

(f) Henry Hub First of the Month Index.



                        Exploration and Production

The replacement cost profit before interest and tax for the third quarter was $9,935 million, an increase of 52% over the third quarter of 2005. This result benefited from higher liquid realizations offset by lower gas realizations. In addition, it included higher production taxes and higher costs, reflecting the impacts of sector specific inflation, revenue investment and production growth. Furthermore, BP's share of the TNK-BP result benefited from a gain of $892 million on the sale of its interest in the Urdmurtneft assets. Net non-operating gains for the third quarter were $2,466 million, mainly arising from net gains on sale of assets of $1,985 million, primarily from the sale of a pre-development asset in the Gulf of Mexico, and fair value gains of $521 million on embedded derivatives relating to North Sea gas contracts. The corresponding quarter in 2005 contained a net non-operating charge of $147 million.

After adjusting for the effect of disposals, production increased by 3% compared with the third quarter of 2005. Actual production was broadly flat compared with the third quarter of 2005.

The replacement cost profit before interest and tax of $24,584 million for the first nine months represented an increase of 30% over the same period of the previous year. This result benefited from higher oil and gas realizations partially offset by lower volumes, higher production taxes and higher costs reflecting the impacts of sector specific inflation, increased integrity spend and repairs, revenue investments and production growth. The nine months result included net gains on sales of assets of $2,324 million and net fair value gains of $275 million on embedded derivatives. The first nine months of 2005 contained a net non-operating charge of $19 million.

After adjusting for the effect of disposals, production for the first nine months was up around 1% compared with the first nine months of 2005 as underlying production growth from major projects in the new profit centres and TNK-BP offset decline in existing profit centres. Actual production was down 57 mboe/d from 2005.

In September, we determined that the oil transit lines in the Eastern Operating Area of Prudhoe Bay could be returned to service for the purposes of in-line inspection. We have now returned to service all three flow stations previously shut down, and current production from Prudhoe Bay is around 400,000 barrels of oil and natural gas liquids per day (BP has a 26% interest in the Prudhoe Bay field). We are still committed to replacing the main oil transit lines (16 miles) in both the Eastern and Western Operating Areas of Prudhoe Bay and expect to complete this next year. The effect of reduced production at Prudhoe Bay on average third quarter production was 27 mboe/d.

Offshore commissioning work on the Thunder Horse platform is proceeding. Following a series of tests carried out over the past few months, which revealed metallurgical failures in components of the subsea system, we plan to retrieve and replace all the subsea components we believe could be at risk. This work will be done over the course of the next year and we do not expect production from Thunder Horse to begin before the middle of 2008. It is too early to estimate the additional costs involved in replacing the affected systems.

In our other major projects we continue to make good progress. In Azerbaijan, ACG and BTC continue to ramp up. The Shah Deniz gas field and East Azeri are on track to start up in the fourth quarter. In Angola, the FPSO for the Dalia field is now being moored.

During the quarter, we made a significant oil exploration discovery on the Kaskida prospect in approximately 5,900 feet of water in the Gulf of Mexico and in Angola, we announced the Titania discovery, our 11th discovery in Block 31. In addition we have been awarded the Birbhum coal bed methane licence in India and have reached agreement to acquire acreage in the UK Central North Sea which contains two discovered fields and further exploration potential.

During the quarter, we completed the sale of our remaining Gulf of Mexico Shelf assets which have been subject to pre-emption rights. In July, we completed the sale of our 28% interest in the Shenzi discovery in the Gulf of Mexico to Repsol. To date we have received $3.8 billion of proceeds from our divestment activity in 2006. In August, TNK-BP completed the sale of its interest in the Urdmurtneft assets to Sinopec and we announced the sale of five onshore properties in South Louisiana.



                         Refining and Marketing

  Third  Second   Third
Quarter Quarter Quarter                                         Nine Months
   2005    2006    2006  $ million                             2006    2005
=======================                                       =============
  3,714   2,992     717  Profit before interest and tax(a)    5,747   7,999
 (1,839) (1,136)    786  Inventory holding (gains) losses      (776) (3,440)
-----------------------                                       -------------
                         Replacement cost profit
  1,875   1,856   1,503    before interest and tax            4,971   4,559
=======================                                       =============
                         Results include:
                         Impairment and gain (loss) on sale
    (14)    112       2    of businesses and fixed assets       678      34
   (140)      -     (33) Environmental and other provisions     (33)   (140)
                         Restructuring, integration and
      -       -       -    rationalization costs                  -       -
                         Fair value gain (loss) on
      -       -       -    embedded derivatives                   -       -
      -    (576)   (400) Other                                 (976)   (733)
-----------------------                                       -------------
   (154)   (464)   (431) Total non-operating items             (331)   (839)
=======================                                       =============
                         Refinery throughputs (mb/d)
    202     162     200  UK                                     158     192
    687     671     622  Rest of Europe                         644     668
  1,328   1,200   1,213  USA                                  1,130   1,360
    296     256     252  Rest of World                          268     300
-----------------------                                       -------------
  2,513   2,289   2,287  Total throughput                     2,200   2,520
=======================                                       =============
   92.6    86.4    82.2  Refining availability (%)(b)          83.2    93.6
=======================                                       =============
                         Oil sales volumes (mb/d)
                         Refined products
    369     354     370  UK                                     356     354
  1,402   1,311   1,367  Rest of Europe                       1,331   1,357
  1,674   1,631   1,609  USA                                  1,613   1,660
    599     579     578  Rest of World                          575     608
-----------------------                                      --------------
  4,044   3,875   3,924  Total marketing sales                3,875   3,979
  2,010   1,682   1,911  Trading/supply sales                 1,932   2,112
-----------------------                                      --------------
  6,054   5,557   5,835  Total refined product sales          5,807   6,091
  2,471   1,996   1,913  Crude oil                            2,160   2,474
-----------------------                                      --------------
  8,525   7,553   7,748  Total oil sales                      7,967   8,565
=======================                                      ==============
                         Global Indicator Refining Margin
                         ($/bbl)(c)
   7.78    5.78    4.54  NWE                                   4.40    5.46
  17.12   17.74   11.47  USGC                                 13.36   11.31
  13.40   14.75   11.50  Midwest                              10.38    8.28
  17.57   21.27   12.30  USWC                                 14.93   15.02
   6.52    6.83    3.58  Singapore                             4.65    5.94
  12.35   12.59    8.40  BP Average                            9.09    8.93
=======================                                      ==============
                         Chemicals production (kte)
    284     298     230  UK                                     831     918
    771     741     776  Rest of Europe                       2,359   2,312
    890     816     883  USA                                  2,488   3,215
  1,674   1,728   1,682  Rest of World                        5,097   4,225
-----------------------                                      --------------
  3,619   3,583   3,571  Total production                    10,775  10,670
=======================                                      ==============


(a) Profit from continuing operations and includes profit after interest and tax of equity-accounted entities.

(b) Refining availability is defined as the ratio of units which are available for processing, regardless of whether they are actually being used, to total capacity. Where there is planned maintenance, such capacity is not regarded as being available. During the first nine months 2006, there was planned maintenance of a substantial part of the Texas City refinery.

(c) The Global Indicator Refining Margin (GIM) is the average of regional indicator margins weighted for BP's crude refining capacity in each region. Each regional indicator margin is based on a single representative crude with product yields characteristic of the typical level of upgrading complexity. The regional indicator margins may not be representative of the margins achieved by BP in any period because of BP's particular refinery configurations and crude and product slate.




                         Refining and Marketing

The replacement cost profit before interest and tax for the third quarter was $1,503 million. This is compared to $1,875 million for the same period last year. The nine months' result was $4,971 million compared to $4,559 million for the same period last year, up 9%.

The quarter's result included a charge of $431 million for non-operating items. This includes a further provision of $400 million as a result of the ongoing review of fatality and personal injury compensation claims associated with the incident in March 2005 at the Texas City refinery. In addition, non-operating items include impairment charges of $90 million, a charge of $33 million in respect of new, and revisions to existing, environmental and other provisions and net disposal gains of $92 million. The non-operating charge for the corresponding quarter in 2005 was $154 million.

The third quarter's result included a significant gain related to IFRS fair value accounting effects. The third quarter of 2005 included a smaller gain.

The results for both the third quarter and the first nine months of 2006, excluding Texas City, reflect strong operating performance. The reduction in the result in respect of Texas City, including the impact on associated businesses, was some $320 million compared to the third quarter of 2005 and around $1,400 million compared with the first nine months of 2005. These figures exclude the provisions for fatality and personal injury compensation claims which are treated as non-operating items. The third quarter result also reflects the absence of hurricane activity which negatively impacted the third quarter of 2005.

This quarter's result reflects lower refining margins and reduced supply optimization benefits driven by lower crude and product prices, particularly around the end of the quarter. The quarter's result also included the impact of higher levels of refining turnaround activity. Retail margins improved strongly compared with the third quarter of 2005 due to the steady decline in wholesale product prices. The result for the first nine months reflects higher marketing margins and supply optimization benefits compared with the first nine months of 2005.

Refinery throughputs for the quarter and nine months were 2,287 mb/d and 2,200 mb/d respectively, lower than in the corresponding periods of 2005. This is primarily as a result of the phased start-up of production at our Texas City refinery during 2006. The recommissioning of the Texas City refinery continues, with throughput for the quarter averaging 247 mb/d. Refining availability for the quarter, excluding Texas City, was 96.3%, higher than in the corresponding period last year. Marketing sales were 3,924 mb/d for the third quarter and 3,875 mb/d for the first nine months of the year, compared with 4,044 mb/d and 3,979 mb/d for the corresponding periods in the previous year.

During the quarter, BP announced that it has entered the final planning stage of a $3 billion investment in Canadian heavy crude oil processing capability at its Whiting refinery located in northwest Indiana. The intention is to reconfigure the Whiting refinery so most of its feedstock can be heavy Canadian crude oil. Reconfiguring the refinery also has the potential to increase its production of motor fuels by around 15 percent, which is approximately 1.7 million additional gallons of gasoline and diesel per day. Construction is tentatively scheduled to begin in 2007 and be completed by 2011, pending regulatory approval.



                          Gas, Power and Renewables

  Third  Second   Third
Quarter Quarter Quarter                                         Nine Months
   2005    2006    2006  $ million                             2006    2005
=======================                                       =============
    445     463     152  Profit before interest and tax(a)      853   1,046
    (98)    (10)      -  Inventory holding (gains) losses        53     (98)
-----------------------                                       -------------
                         Replacement cost profit
    347     453     152    before interest and tax              906     948
=======================                                       =============
                         Results include:
                         Impairment and gain (loss) on sale
     (2)     (1)    (65)   of businesses and fixed assets       (66)     81
      6       -       -  Environmental and other provisions       -       6
                         Restructuring, integration and
      -       -       -    rationalization costs                  -       -
                         Fair value gain (loss)
     91     107     (20)   on embedded derivatives               32     200
      -       -       -  Other                                    -       -
-----------------------                                       -------------
     95     106     (85) Total non-operating items              (34)    287
=======================                                       =============


(a) Profit from continuing operations and includes profit after interest and tax of equity-accounted entities.

The replacement cost profit before interest and tax for the third quarter and nine months was $152 million and $906 million respectively, compared with $347 million and $948 million a year ago. Included in the result for the quarter was a charge for non-operating items of $85 million arising from fair value losses of $20 million on embedded derivatives related to long-term gas contracts, a charge of $70 million for the impairment of a North American NGL asset and a $5 million gain on disposal. The corresponding quarter of 2005 included a net non-operating gain of $95 million, largely comprising fair value gains of $91 million on embedded derivatives.

The third quarter result was 56% lower than the same quarter of 2005. The decrease was primarily due to a non-operating charge in the current quarter compared with a net non-operating gain in the same period last year. A significant reduction in the contribution from gas and power marketing and trading was partly offset by better operational performance in the natural gas liquids business and a lower charge related to IFRS fair value accounting. Similarly, the nine month result was marginally lower than the same period in 2005, largely reflecting a net charge for non-operating items compared with a gain in the same period last year and higher IFRS fair value accounting charges, partly offset by higher contributions from the operating businesses.

In August, we purchased Greenlight Energy, Inc., a US-based developer of wind power generation projects. The purchase will further accelerate the rapid growth of BP's wind power business in North America. In Korea, K-power Company Limited (BP 35%) completed construction of a 1,074MW, LNG-fired combined cycle power plant near Kwangyang City, which has began full commercial operation.



                        Other Businesses and Corporate
  Third  Second   Third
Quarter Quarter Quarter                                         Nine Months
  2005     2006    2006  $ million                             2006    2005
======================                                        =============

                         Profit (loss) before

  (501)   (192)   (213)    interest and tax(a)                 (620)   (828)

     -      (1)    (48)  Inventory holding (gains) losses       (51)      -

----------------------                                        -------------

                         Replacement cost profit (loss)

  (501)   (193)   (261)    before interest and tax             (671)   (828)

======================                                        =============

                         Results include:
                         Impairment and gain (loss) on sale
     4      21     (10)    of businesses and fixed assets        12      38
  (296)      -      96   Environmental and other provisions      96    (274)
                         Restructuring, integration and
    (6)      -       -     rationalization costs                  -     (77)
                         Fair value gain (loss) on
     8       5      (8)    embedded derivatives                   5     (10)
     -       -       -   Other                                    -       3
----------------------                                       --------------
  (290)     26      78  Total non-operating items               113    (320)
======================                                       ==============


(a) Profit from continuing operations and includes profit after interest and tax of equity-accounted entities.


Other businesses and corporate comprises Finance, the group's aluminium asset, interest income and costs relating to corporate activities. The third quarter's result includes a net gain of $78 million in respect of non-operating items.
This includes a net credit of $96 million in relation to new, and revisions to existing, environmental and other provisions. Also included in the result, but not treated as a non-operating item, is a charge resulting from new, and revisions to existing, vacant space provisions.



                             Dividends Payable
                                                           June, September
December September December                                  and December
    2005      2006     2006                                2006       2005
===========================                              =================
                            Dividends per ordinary share
   8.925     9.825    9.825   cents                      29.025      26.35
   5.061     5.324    5.241   pence                      15.816      14.63
   53.55     58.95    58.95 Dividends per ADS (cents)    174.15     158.10
---------------------------                              -----------------


BP today announced a dividend of 9.825 cents per ordinary share to be paid in December. Holders of ordinary shares will receive 5.241 pence per share and holders of American Depository Receipts (ADRs) $0.5895 per ADS share. The dividend is payable on 4 December to shareholders on the register on 10 November. Participants in the Dividend Reinvestment Plan (DRIP) or the DRIP facility in the US Direct Access Plan will receive the dividend in the form of shares, also on 4 December.



                                Outlook

BP Group Chief Executive, Lord Browne, concluded:

"World economic growth has been sustained. US economic growth appears to have slowed compared to the second quarter, but growth in Europe and Asia has been robust. The near-term global outlook is for slower but resilient growth.

"Crude oil prices averaged $69.60 per barrel (Dated Brent) in the third quarter of 2006, similar to the second quarter average and nearly $8 per barrel above the same period last year. After peaking above $78 per barrel in early August prices have declined and in early October were below $60 per barrel. Ample inventories, a perceived lessening of geopolitical tensions, and a lack of hurricane-related disruptions have contributed to the decline. OPEC members have announced an intent to reduce production.

"US natural gas prices averaged $6.58/mmbtu (Henry Hub first of month index) in the third quarter, $0.22/mmbtu below the second quarter average and nearly $2/ mmbtu below the same period last year. Gas continued to trade at a discount to residual fuel oil. Domestic production growth retained its momentum, and consumption outside the power sector remained sluggish. Gas in storage at the end of September was 12% above the five-year average. Prices should be supported by seasonally rising winter demand.

"UK gas prices (NBP day-ahead) in the third quarter averaged 33.72 pence per therm, slightly below the second quarter but 15% above the same period last year. Since the peak in late July, prices have fallen significantly, facilitated by fewer North Sea maintenance closures, LNG imports, and most recently, the testing of the Langeled pipeline. Rough storage is full and import capacity has increased, easing most concerns over winter supply availability.

"The global average indicator refining margin fell to $8.40/bbl in the third quarter of 2006, down more than $4/bbl versus the second quarter and by a similar amount versus the third quarter last year. Margins were strong in July and August but fell away sharply during September on the end of the US gasoline season, limited hurricane activity and growing product inventory levels. So far in October, margins have averaged around $5/bbl, and should be underpinned in the near term by the autumn refinery turnaround programme and demand for distillates once colder weather arrives.

"Retail margins increased significantly in August and September due to a steady fall in the cost of product, leaving average retail margins for the third quarter above the previous two quarters. More stable raw material costs during October to date and an increase in competitive pressures suggest that marketing margins in the fourth quarter are likely to be weaker.

"The UK Government's announced increase in the North Sea supplemental tax rate has been enacted. This increase has two effects; first to create a one-time deferred tax charge and second to increase current tax to reflect the 2006 impact of the higher rate, which is retroactive to the start of the year. The full year aggregate effective tax rate is expected to be around 37%.

"Our strategy is unchanged. We continue to execute it with discipline and focus. Production for the year is expected to be around 3.950 mmboe/d, lower than in 2005 due principally to divestments and the impact of higher prices on entitlements under Production Sharing Contracts. Capital expenditure excluding acquisitions is expected to be around $16 billion for the year. Divestment proceeds are expected to be around $6 billion."



----------------------------------------------------------------------------

Cautionary Statement: The foregoing discussion, in particular the statements under "Outlook", contains forward looking statements particularly those regarding retrieval and replacement of components of the sub-sea system at risk of metallurgical failure at Thunder Horse; the completion of offshore commissioning work at, receipt of approvals for and start-up of production from Thunder Horse; return to service of replaced oil transit lines at Prudhoe Bay; recommissioning of the Texas City refinery and the timing of the realization of its full financial potential; the growth of BP's windpower business and planned investments in biofuels research, development and marketing; world economic growth; oil and gas prices; UK oil and gas inventories; refining margins; marketing margins; the effect of the increase in the North Sea supplemental tax rate; the aggregate effective tax rate; the sanctioning, timing and effect of major projects; production; divestments and resulting adjustments to production; capital expenditure; and divestment proceeds. By their nature, forward looking statements involve risks and uncertainties and actual results may differ from those expressed in such statements depending on a variety of factors including the following: the timing of bringing new fields on stream; industry product supply; OPEC policy decisions; demand and pricing; currency exchange rates; operational problems; general economic conditions including inflationary pressures; political stability; economic growth and outlook in relevant areas of the world; changes in governmental regulations; exchange rate fluctuations; development and use of new technology; the actions of competitors; natural disasters and other changes in business conditions; prolonged adverse weather conditions; wars and acts of terrorism or sabotage; and other factors discussed in this Announcement. For more information you should refer to our Annual Report and Accounts 2005 and our 2005 Annual Report on Form 20-F/A filed with the US Securities and Exchange Commission.

----------------------------------------------------------------------------


                          BP p.l.c. and Subsidiaries
                      Summarized Group Income Statement




  Third  Second   Third
Quarter Quarter Quarter                                       Nine Months
   2005    2006    2006                                      2006     2005
=======================                                      ==============
       $ million                                               $ million

                         Sales and other operating
 66,716  72,132  68,540    revenues (Note 4)              203,960  177,382
                          Earnings from jointly
                            controlled entities - after
  1,020     818   1,878     interest and tax                3,269    2,248
                          Earnings from associates -
    112     114      88     after interest and tax            317      327
    113     106     220   Interest and other revenues         524      384
 ----------------------                                   ----------------
 67,961  73,170  70,726   Total revenues                  208,070  180,341
                          Gain on sale of businesses
     30     541   2,276     and fixed assets                3,414    1,328
 ----------------------                                   ----------------
 67,991  73,711  73,002   Total revenues and other income 211,484  181,669

 46,751  50,427  48,431   Purchases                       142,677  119,783
                          Production and manufacturing
  4,590   5,876   6,275     expenses                       17,368   14,974
                          Production and similar taxes
    834     855   1,202     (Note 5)                        2,989    2,180
                          Depreciation, depletion and
  2,041   2,308   2,194     amortization                    6,687    6,420
                          Impairment and losses on sale
    148      80     387     of businesses and fixed assets    489      344
    177      97     351   Exploration expense (Note 5)        637      476
                          Distribution and administration
  3,444   3,516   3,630     expenses                       10,242    9,693
                          Fair value (gain) loss on
    (46)   (261)   (493)    embedded derivatives             (312)     697
 ----------------------                                   ----------------
                          Profit before interest and
                            taxation from continuing
 10,052  10,813  11,025     operations                     30,707   27,102
    144     153     169   Finance costs (Note 6)              513      444
                          Other finance (income) expense
     37     (46)    (52)    (Note 7)                         (146)     102
 ----------------------                                   ----------------
                          Profit before taxation from
  9,871  10,706  10,908     continuing operations          30,340   26,556
  2,674   3,441   4,614   Taxation                         10,984    7,444
 ----------------------                                   ----------------
                          Profit from continuing
  7,197   7,265   6,294     operations                     19,356   19,112
                          Profit (loss) from Innovene
   (666)     78       -     operations (Note 3)               (25)   (258)
 ----------------------                                   ----------------
  6,531   7,343   6,294   Profit for the period            19,331   18,854
 ======================                                   ================
                          Attributable to:
  6,463   7,266   6,231   BP shareholders                  19,120   18,656
     68      77      63   Minority interest                   211      198
 ----------------------                                   ----------------
  6,531   7,343   6,294                                    19,331   18,854
======================                                   ================
                          Earnings per share - cents
                          Profit for the period attributable
                            to BP shareholders
  30.75   35.94   31.46   Basic                             94.80    87.84
  30.54   35.59   31.40   Diluted                           94.12    86.84
                          Profit from continuing operations
                            attributable to BP shareholders
  33.87   35.57   31.46   Basic                             94.93    89.05
  33.62   35.21   31.40   Diluted                           94.24    88.04



                      Summarized Group Balance Sheet

                                                  30 September 31 December
                                                          2006        2005
                                                     =====================
                                                           $ million
Non-current assets

Property, plant and equipment                          87,584       85,947
Goodwill                                               10,624       10,371
Other intangible assets                                 5,104        4,772
Investments in jointly controlled entities             15,343       13,556
Investments in associates                               5,717        6,217
Other investments                                       1,754          967
                                                     ---------------------
Fixed assets                                          126,126      121,830

Loans                                                     822          821
Other receivables                                         787          770
Derivative financial instruments                        3,182        3,652
Prepayments and accrued income                          1,352        1,269
Defined benefit pension plan surplus                    4,069        3,282
                                                     ---------------------
                                                      136,338      131,624
                                                     ---------------------
Current assets

Loans                                                     129          132
Inventories                                            19,362       19,760
Trade and other receivables                            38,570       40,902
Derivative financial instruments                       11,632        9,726
Prepayments and accrued income                          3,020        1,598
Current tax receivable                                    172          212
Cash and cash equivalents                               3,199        2,960
                                                     ---------------------
                                                       76,084       75,290
                                                     ---------------------
Assets classified as held for sale                      1,104            -
                                                     ---------------------
Total assets                                          213,526      206,914
                                                     =====================
Current liabilities

Trade and other payables                               40,589       42,136
Derivative financial instruments                       10,339        9,083
Accruals and deferred income                            6,303        5,970
Finance debt                                            9,561        8,932
Current tax payable                                     4,403        4,274
Provisions                                              1,218        1,102
                                                     ---------------------
                                                       72,413       71,497
                                                     ---------------------
Non-current liabilities

Other payables                                          1,701        1,935
Derivative financial instruments                        2,528        3,696
Accruals and deferred income                            3,563        3,164
Finance debt                                           10,412       10,230
Deferred tax liabilities                               17,343       16,443
Provisions                                             10,934        9,954
Defined benefit pension plan and other
  post-retirement benefit plan deficits                 9,562        9,230
                                                     ---------------------
                                                       56,043       54,652
                                                     ---------------------
Liabilities directly associated with the assets
  classified as held for sale                               -            -
                                                     ---------------------
Total liabilities                                     128,456      126,149
                                                     ---------------------
Net assets                                             85,070       80,765
                                                     =====================

Equity

BP shareholders' equity                                84,278       79,976
Minority interest                                         792          789
                                                     ---------------------
                                                       85,070       80,765
                                                     =====================




            Group Statement of Recognized Income and Expense


  Third  Second   Third
Quarter Quarter Quarter                                       Nine Months
   2005    2006    2006                                      2006     2005
=======================                                      =============
       $ million                                               $ million

    216     309     531  Currency translation differences     993   (2,182)
                         Available-for-sale investments
     64     (44)    144    marked to market                   297       86
                         Available-for-sale investments -
    (17)    (79)     (1)   recycled to the income statement  (426)     (60)
    (15)    230     (15) Cash flow hedges marked to market    272     (164)
                         Cash flow hedges - recycled to
      4      19     (26)   the income statement                50       (7)
                         Cash flow hedges - recycled to
      -       -       5    the balance sheet                    5        -
    (17)    (15)   (166) Taxation                            (120)      36
 ----------------------                                   ----------------
                         Net income (expense) recognized
    235     420     472    directly in equity               1,071   (2,291)
  6,531   7,343   6,294  Profit for the period             19,331   18,854
 ----------------------                                   ----------------
                         Total recognized income and
  6,766   7,763   6,766    expense relating to the period  20,402   16,563
 ======================                                   ================
                         Attributable to:
  6,698   7,686   6,703    BP shareholders                 20,191   16,365
     68      77      63    Minority interest                  211      198
 ----------------------                                   ----------------
  6,766   7,763   6,766                                    20,402   16,563
 ======================                                   ================
                         Change in accounting policy -
                           adoption of IAS 32 and 39 on
                           1 January 2005 (wholly attributable
      -       -       -    to BP shareholders)                  -     (243)
 ======================                                   ================



                     Movement in BP Shareholders' Equity

Movement in BP shareholders' equity                              $ million

At 31 December 2005                                                 79,976
Profit for the period                                               19,120
Distribution to shareholders                                        (5,759)
Currency translation differences (net of tax)                          933
Repurchase of ordinary share capital                               (11,999)
Issue of ordinary share capital for employee share schemes             549
Issue of ordinary share capital for TNK-BP                           1,250
Purchase of shares by ESOP trusts                                     (202)
Share-based payments (net of tax)                                      246
Available-for-sale investments (net of tax)                            (93)
Cash flow hedges (net of tax)                                          257
                                                                    ------
At 30 September 2006                                                84,278
                                                                    ======



                    Summarized Group Cash Flow Statement

  Third  Second   Third
Quarter Quarter Quarter                                        Nine Months
   2005    2006    2006                                      2006     2005
=======================                                      =============
       $ million                                               $ million
                         Operating activities
                         Profit before taxation from
  9,871  10,706  10,908    continuing operations           30,340   26,556
                         Adjustments to reconcile profits
                           before tax to net cash provided
                           by operating activities
     93      13     232  Exploration expenditure written off  359      224
                         Depreciation, depletion and
  2,041   2,308   2,194    amortization                     6,687    6,420
                         Impairment and (gain) loss on sale
    118    (461) (1,889)   of businesses and fixed assets  (2,925)    (984)
                         Earnings from jointly controlled
 (1,132)   (932) (1,966)   entities and associates         (3,586)  (2,575)
                         Dividends received from jointly
                           controlled entities and
    893     268   2,407    associates                       3,686    1,989
                         Working capital and other
 (5,718) (2,753) (6,756)   movements                      (11,359)  (9,295)
 ----------------------                                   ----------------
                         Net cash provided by operating
                           activities of continuing
  6,166   9,149   5,130    operations                      23,202   22,335
                         Net cash provided by operating
                           activities of Innovene
    205       -       -    operations                           -      147

 ----------------------                                   ----------------

                         Net cash provided by operating
  6,371   9,149   5,130    activities                      23,202   22,482
 ----------------------                                   ----------------
                         Investing activities
 (3,069) (3,412) (3,945) Capital expenditure              (10,652)  (8,805)
                         Acquisitions, net of cash
      -       -    (102)   acquired                          (102)       -
                         Investment in jointly controlled
     (2)    (26)      -    entities                           (26)     (53)
    (82)   (151)   (159) Investment in associates            (467)    (367)
                         Proceeds from disposal of
    226   1,899   2,662    fixed assets                     5,045    1,978
                         Proceeds from disposal of
      -      90     135    businesses                         391        -
     11      58      33  Proceeds from loan repayments        163       91
----------------------                                    ----------------
                         Net cash used in
 (2,916) (1,542) (1,376)   investing activities            (5,648)  (7,156)
 ----------------------                                   ----------------
                         Financing activities
 (3,661) (4,411) (3,430) Net repurchase of shares         (11,702)  (7,628)
    497     514     706  Proceeds from long-term financing  1,616    1,790
   (420)   (720)   (996) Repayments of long-term financing (1,781)  (3,623)
                         Net increase (decrease) in
  2,983     941     294    short-term debt                    525      966
 (1,871) (1,894) (1,943) Dividends paid - BP shareholders  (5,759)  (5,503)
    (87)    (88)    (57)                - Minority interest  (211)    (422)
 ----------------------                                   ----------------
                         Net cash used in financing
 (2,559) (5,658) (5,426)   activities                     (17,312) (14,420)
 ----------------------                                   ----------------
                         Currency translation differences
                           relating to cash and cash
    (74)    (36)     19    equivalents                         (3)     (83)
 ----------------------                                   ----------------
                         Increase (decrease) in cash
    822   1,913  (1,653)    and cash equivalents              239      823
                         Cash and cash equivalents at
  1,360   2,939   4,852    beginning of period              2,960    1,359
 ----------------------                                   ----------------
                         Cash and cash equivalents at
  2,182   4,852   3,199    end of period                    3,199    2,182
 ======================                                   ================


                    Summarized Group Cash Flow Statement

  Third  Second   Third
Quarter Quarter Quarter                                       Nine Months
   2005    2006    2006                                      2006     2005
=======================                                      =============
       $ million                                               $ million


                         Working capital and other movements
    (86)   (122)   (141) Interest receivable                 (393)    (251)
     81     145     120  Interest received                    411      193
    144     153     169  Finance costs                        513      444
   (384)   (351)   (267) Interest paid                       (928)    (835)
     37     (46)    (52) Other finance (income) expense      (146)     102
     66     122     134  Share-based payments                 339      222
                         Net operating charge for pensions
                           and other post-retirement benefits,
    (21)    (47)    (36)   less contributions                (133)     (37)
                         Net charge for provisions,
    440     216    (115)   less payments                     (106)     884
                         (Increase) decrease in
 (3,737) (2,351)  1,477    inventories                        134   (6,320)
                         (Increase) decrease in other
(10,116)  2,008  (1,616)   current and non-current assets     727  (16,041)
                          Increase (decrease) in other
                            current and non-current
 10,425     135  (1,763)    liabilities                    (1,735)  18,328
 (2,567) (2,615) (4,666)  Income taxes paid               (10,042)  (5,984)
 ----------------------                                   ----------------
 (5,718) (2,753) (6,756)                                  (11,359)  (9,295)
 ======================                                   ================



                      Capital Expenditure and Acquisitions

  Third  Second   Third
Quarter Quarter Quarter                                       Nine Months
   2005    2006    2006                                      2006     2005
=======================                                      =============
       $ million                                               $ million
                         By business

                         Exploration and Production
    221     244     220  UK                                   646      610
     50      74      52  Rest of Europe                       195      118
    930   1,190   1,160  USA                                3,371    2,869
  1,292   1,476   2,505  Rest of World (a)                  5,409    3,678
 ----------------------                                   ----------------
  2,493   2,984   3,937                                     9,621    7,275
 ----------------------                                   ----------------
                         Refining and Marketing
     65      83      67  UK                                   211      205
     99     101     149  Rest of Europe                       315      277
    282     252     289  USA                                  799      691
    115     109     117  Rest of World                        333      279
 ----------------------                                   ----------------
    561     545     622                                     1,658    1,452
 ----------------------                                   ----------------
                         Gas,Power and Renewables
      3       6      17  UK                                    24       20
      4       7       7  Rest of Europe                        19       11
     22      32     187  USA                                  239       54
     10      19       9  Rest of World                         42       26
 ----------------------                                   ----------------
     39      64     220                                       324      111
 ----------------------                                   ----------------
                         Other businesses and corporate
     92      39      13  UK                                    71      249
     40       -       -  Rest of Europe                         -      118
     29      80      32  USA                                  120      146
      3       -       -  Rest of World                          -        8
 ----------------------                                   ----------------
    164     119      45                                       191      521
 ----------------------                                   ----------------
  3,257   3,712   4,824                                    11,794    9,359
 ======================                                   ================
                         By geographical area
    381     372     317  UK                                   952    1,084
    193     182     208  Rest of Europe                       529      524
  1,263   1,554   1,668  USA                                4,529    3,760
  1,420   1,604   2,631  Rest of World                      5,784    3,991
 ----------------------                                   ----------------
  3,257   3,712   4,824                                    11,794    9,359
 ======================                                   ================
                         Included above:
      -       -     106  Acquisitions and asset exchanges    116      151
    103       -       -  Innovene operations                   -      357
 ======================                                   ================


(a) Third quarter 2006 includes $1 billion for the purchase of shares in Rosneft.

                         Exchange rates
                         US dollar/sterling average rate
  1.78     1.83    1.87    for the period                    1.82     1.84
  1.76     1.81    1.87  US dollar/sterling period-end rate  1.87     1.76
                         US dollar/euro average rate for
  1.22     1.26    1.27    the period                        1.24     1.26
  1.20     1.25    1.27  US dollar/euro period-end rate      1.27     1.20
 ----------------------                                   ----------------



                      Analysis of Profit Before Interest and Tax

  Third  Second   Third
Quarter Quarter Quarter                                       Nine Months
   2005    2006    2006                                      2006     2005
=======================                                      =============
       $ million                                               $ million
                         By business

                         Exploration and Production
    939   1,834   1,071  UK                                 4,070    2,424
    301     393     499  Rest of Europe                     1,195    1,923
  2,071   2,255   3,820  USA                                8,379    6,520
  3,224   3,345   4,539  Rest of World                     10,928    8,061
 ----------------------                                   ----------------
  6,535   7,827   9,929                                    24,572   18,928
 ----------------------                                   ----------------
                         Refining and Marketing
    315     166      46  UK                                    57      (10)
  1,121     785     387  Rest of Europe                     1,858    2,938
  1,671   1,526      65  USA                                2,419    3,775
    607     515     219  Rest of World                      1,413    1,296
 ----------------------                                   ----------------
  3,714   2,992     717                                     5,747    7,999
 ----------------------                                   ----------------
                         Gas, Power and Renewables
    (16)    188     (46) UK                                    70      227
      5      (2)    (15) Rest of Europe                       (10)       3
    433     257     141  USA                                  566      660
     23      20      72  Rest of World                        227      156
 ----------------------                                   ----------------
    445     463     152                                       853    1,046
 ----------------------                                   ----------------
                         Other businesses and corporate
   (144)    (80)   (327) UK                                  (548)    (532)
     11     (45)     11  Rest of Europe                       (35)      45
   (361)    (37)     81  USA                                  (60)    (383)
     (7)    (30)     22  Rest of World                         23       42
 ----------------------                                   ----------------
   (501)   (192)   (213)                                     (620)    (828)
 ----------------------                                   ----------------
 10,193  11,090  10,585                                    30,552   27,145
   (285)   (277)    440  Unrealized profit in inventory       155     (442)
                         Net profit on transactions between
    144       -       -    continuing and Innovene operations   -      399
 ----------------------                                   ----------------
 10,052  10,813  11,025  Total for continuing operations   30,707   27,102
 ----------------------                                   ----------------

                         Innovene operations
   (289)    (90)      -  UK                                  (145)     (67)
    (88)    (40)      -  Rest of Europe                       (61)     407
   (220)     (6)      -  USA                                    1     (124)
    (28)     48       -  Rest of World                         21      (16)
 ----------------------                                   ----------------
   (625)    (88)      -                                      (184)     200
                         Net profit on transactions between
   (144)      -       -    continuing and Innovene operations   -     (399)
 ----------------------                                   ----------------
   (769)    (88)      -  Total for Innovene operations       (184)    (199)
 ----------------------                                   ----------------
  9,283  10,725  11,025  Total for period                  30,523   26,903
 ======================                                   ================

                         By geographical area
  1,138   2,148     754  UK                                 3,674    2,206
  1,523   1,059     930  Rest of Europe                     2,984    5,175
  3,543   3,717   4,491  USA                               11,453   10,165
  3,848   3,889   4,850  Rest of World                     12,596    9,556
 ----------------------                                   ----------------
 10,052  10,813  11,025  Total for continuing operations   30,707   27,102
 ======================                                   ================



                      Analysis of Replacement Cost Profit
                            Before Interest and Tax


  Third  Second   Third
Quarter Quarter Quarter                                       Nine Months
   2005    2006    2006                                      2006     2005
=======================                                      =============
       $ million                                               $ million

                         By business

                         Exploration and Production
    939   1,834   1,071  UK                                 4,070    2,424
    301     393     499  Rest of Europe                     1,195    1,923
  2,070   2,254   3,827  USA                                8,392    6,511
  3,224   3,345   4,538  Rest of World                     10,927    8,061
 ----------------------                                   ----------------
  6,534   7,826   9,935                                    24,584   18,919
 ----------------------                                   ----------------
                         Refining and Marketing
    267     171     138  UK                                   161      (65)
    656     584     765  Rest of Europe                     1,913    1,737
    533     749     388  USA                                1,774    1,893
    419     352     212  Rest of World                      1,123      994
 ----------------------                                   ----------------
  1,875   1,856   1,503                                     4,971    4,559
 ----------------------                                   ----------------
                         Gas, Power and Renewables
    (16)    188     (46) UK                                    70      227
     (3)     (4)    (17) Rest of Europe                       (20)       2
    408     250     150  USA                                  578      630
    (42)     19      65  Rest of World                        278       89
 ----------------------                                   ----------------
    347     453     152                                       906      948
 ----------------------                                   ----------------
                         Other businesses and corporate
   (144)    (80)   (327) UK                                  (548)    (532)
     11     (46)      9  Rest of Europe                       (40)      45
   (361)    (37)     35  USA                                 (106)    (383)
     (7)    (30)     22  Rest of World                         23       42
 ----------------------                                   ----------------
   (501)   (193)   (261)                                     (671)    (828)
 ----------------------                                   ----------------
  8,255   9,942  11,329                                    29,790   23,598
   (285)   (277)    440  Unrealized profit in inventory       155     (442)
                         Net profit on transactions between
    144       -       -    continuing and Innovene operations   -      399
 ----------------------                                   ----------------
  8,114   9,665  11,769  Total for continuing operations   29,945   23,555
 ----------------------                                   ----------------
                         Innovene operations
   (276)    (90)      -  UK                                  (145)    (137)
   (169)    (40)      -  Rest of Europe                       (61)     256
   (258)     (6)      -  USA                                    1     (126)
    (37)     48       -  Rest of World                         21      (20)
 ----------------------                                   ----------------
   (740)    (88)      -                                      (184)     (27)
                         Net profit on transactions between
   (144)      -       -    continuing and Innovene operations   -     (399)
 ----------------------                                   ----------------
   (884)    (88)      -  Total for Innovene operations       (184)    (426)
 ----------------------                                   ----------------
  7,230   9,577  11,769  Total for period                  29,761   23,129
 ======================                                   ================
                         By geographical area
  1,089   2,153     846  UK                                 3,778    2,151
  1,049     855   1,304  Rest of Europe                     3,024    3,972
  2,376   2,932   4,784  USA                               10,787    8,245
  3,600   3,725   4,835  Rest of World                     12,356    9,187
 ----------------------                                   ----------------
  8,114   9,665  11,769  Total for continuing operations   29,945   23,555
 ======================                                   ================


                       Analysis of Non-operating Items

  Third  Second   Third
Quarter Quarter Quarter                                       Nine Months
   2005    2006    2006                                      2006     2005
=======================                                      =============
       $ million                                               $ million
                         By business

                         Exploration and Production

    (53)    386     540  UK                                   532   (1,021)
      -      83     (27) Rest of Europe                        56    1,030
   (106)      9   2,016  USA                                2,027     (110)
     12       1     (63) Rest of World                        (56)      82
 ----------------------                                   ----------------
   (147)    479   2,466                                     2,559      (19)
 ----------------------                                   ----------------
                         Refining and Marketing
     (3)     (1)    (27) UK                                    (8)     (18)
    (53)    (29)    (18) Rest of Europe                       182      (64)
    (96)   (446)   (264) USA                                 (614)    (725)
     (2)     12    (122) Rest of World                        109      (32)
 ----------------------                                   ----------------
   (154)   (464)   (431)                                     (331)    (839)
 ----------------------                                   ----------------

                         Gas, Power and Renewables
     90     107     (20) UK                                    32      261
      -       -       -  Rest of Europe                         -        -
      5      (1)      5  USA                                    4       26
      -       -     (70) Rest of World                        (70)       -
 ----------------------                                   ----------------
     95     106     (85)                                      (34)     287
 ----------------------                                   ----------------
                         Other businesses and corporate
     (6)      -     (25) UK                                   (25)     (54)
      -      (1)     (2) Rest of Europe                        (3)      11
   (284)     10     105  USA                                  124     (277)
      -      17       -  Rest of World                         17        -
 ----------------------                                   ----------------
   (290)     26      78                                       113     (320)
 ----------------------                                   ----------------

                         Total before taxation for continuing
   (496)    147   2,028    operations                       2,307     (891)
    167     (53)   (803) Taxation credit (charge)            (902)     296
----------------------                                   -----------------
                         Total after taxation for continuing
   (329)     94   1,225    operations                       1,405     (595)
 ----------------------                                   ----------------
                         Innovene operations
   (301)    (90)      -  UK                                  (145)    (325)
   (224)    (40)      -  Rest of Europe                       (61)    (224)
   (208)     (6)      -  USA                                    1     (208)
    (26)     48       -  Rest of World                         21      (26)
 ----------------------                                   ----------------
                         Total before taxation for Innovene
   (759)    (88)      -    operations (a)                    (184)    (783)
    167       -       -  Taxation credit (charge)              (7)     177
 ----------------------                                   ----------------
                         Total after taxation for Innovene
   (592)    (88)      -    operations                        (191)    (606)
 ----------------------                                   ----------------
   (921)      6   1,225  Total after taxation for period    1,214   (1,201)
 ======================                                   ================

(a) Includes the loss on re-measurement to fair value of $88 million in the second quarter of 2006, $96 million in the first quarter of 2006 and $724 million in the third quarter of 2005, and impairment charges of $24 million and $35 million in the first and third quarters of 2005 respectively.


            Depreciation of Fixed Asset Revaluation Adjustment

  Third  Second   Third
Quarter Quarter Quarter                                       Nine Months
   2005    2006    2006                                      2006     2005
=======================                                      =============
       $ million                                               $ million

                         Exploration and Production
   6          7      13  UK                                    28       26
  64         48      48  USA                                  151      210
   5          4       4  Rest of World                         13       13
 ----------------------                                   ----------------
  75         59      65                                       192      249
 ----------------------                                   ----------------
                         Refining and Marketing
  25         25      25  USA                                   75       76
 ----------------------                                   ----------------
  25         25      25                                        75       76
 ----------------------                                   ----------------
                         Gas, Power and Renewables
   6          5       6  USA                                   17       17
 ----------------------                                   ----------------
   6          5       6                                        17       17
 ----------------------                                   ----------------
                         Total depreciation of revaluation
 106         89      96    adjustment (a)(b)                  284      342
 ======================                                   ================


(a) Relates to the revaluation adjustment consequent upon the ARCO acquisition.

(b) Excludes impairment of the revaluation adjustment which is included in non-operating items.



                Net Debt Ratio - Net Debt: Net Debt + Equity


  Third  Second   Third
Quarter Quarter Quarter                                       Nine Months
   2005    2006    2006                                      2006     2005
=======================                                      =============
       $ million                                               $ million

 22,159  19,286  19,973  Gross debt                        19,973   22,159
  2,182   4,852   3,199  Cash and cash equivalents          3,199    2,182
 ----------------------                                   ----------------
 19,977  14,434  16,774  Net debt                          16,774   19,977
 ======================                                   ================
 82,726  82,356  85,070  Equity                            85,070   82,726
     19%     15%     16% Net debt ratio                        16%      19%
 ======================                                   ================


                         Production and Realizations

  Third  Second   Third
Quarter Quarter Quarter                                       Nine Months
   2005    2006    2006                                      2006     2005
=======================                                      =============

                         Production (a)(d)
                         Crude oil (mb/d) (net of royalties)
    224     264     199  UK                                   244      267
     64      60      55  Rest of Europe                        60       71
    427     444     404  USA                                  431      511
  1,598   1,587   1,592  Rest of World                      1,588    1,536
 ----------------------                                   ----------------
  2,313   2,355   2,250  Total crude oil production         2,323    2,385
 ======================                                   ================
                        Natural gas liquids (mb/d)
                        (net of royalties)
     12      16      14  UK                                    14       16
      4       3       3  Rest of Europe                         3        4
    113     121     119  USA                                  120      125
     30      35      36  Rest of World                         35       31
 ----------------------                                   ----------------
    159     176     172  Total natural gas liquids production 172      176
 ======================                                   ================
                         Liquids (b) (mb/d) (net of royalties)
    236     280     213  UK                                   258      283
     68      64      58  Rest of Europe                        63       75
    540     565     523  USA                                  551      636
  1,628   1,622   1,628  Rest of World                      1,623    1,567
 ----------------------                                   ----------------
  2,472   2,531   2,422  Total liquids production           2,495    2,561
 ======================                                   ================
                        Natural gas (mmcf/d) (net of royalties)
    831     911     754  UK                                   952    1,068
     99      83     100  Rest of Europe                        92      109
  2,456   2,493   2,332  USA                                2,436    2,610
  4,455   5,138   4,900  Rest of World                      4,991    4,625
 ----------------------                                   ----------------
  7,841   8,624   8,086  Total natural gas production       8,471    8,412
 ======================                                   ================
                         Average realizations(c)
                         Crude oil ($/bbl)
  57.77   67.82   64.74  UK                                 64.34    50.15
  56.64   65.37   68.83  USA                                64.05    49.15
  55.89   64.90   67.05  Rest of World                      62.78    47.68
  56.83   65.96   67.22  BP Average                         63.73    49.07
 ======================                                   ================
                         Natural gas liquids ($/bbl)
  47.49   46.33   46.48  UK                                 46.94    36.03
  36.39   37.32   38.50  USA                                36.39    30.15
  32.97   35.18   41.15  Rest of World                      37.84    32.63
  36.70   37.80   40.08  BP Average                         37.81    31.30
 ======================                                   ================
                         Liquids ($/bbl)(b)
  57.26   66.61   63.57  UK                                 63.39    49.35
  53.17   60.21   62.95  USA                                58.92    46.05
  54.63   63.00   65.50  Rest of World                      61.25    46.79
  54.80   62.86   64.15  BP Average                         60.91    47.22
 ======================                                   ================
                         Natural gas ($/mcf)
   4.45    5.67    5.55  UK                                  6.55     5.01
   6.77    5.44    5.51  USA                                 5.96     5.95
   3.43    3.54    3.62  Rest of World                       3.70     3.24
   4.75    4.44    4.49  BP Average                          4.83     4.45
 ======================                                   ================

(a) Includes BP's share of production of equity-accounted entities.

(b) Crude oil and natural gas liquids.

(c) Based on sales of consolidated subsidiaries only - this excludes equity-accounted entities.

(d) Because of rounding, some totals may not agree exactly with the sum of their component parts.



                                     Notes

1.  Basis of preparation

    BP prepares its Annual Report and Accounts on the basis of International Financial Reporting Standards (IFRS) as adopted for use by the European Union (EU). The financial information presented herein has been prepared in accordance with the accounting policies expected to be used in preparing the Annual Report and Accounts 2006, which do not differ significantly from those used for the Annual Report and Accounts 2005.


2.  Resegmentation and other changes to comparatives

    With effect from 1 January 2006 the following changes to the business segment boundaries have been implemented:


    (a) Following the sale of Innovene to INEOS in December 2005, the transfer of three equity-accounted entities (Shanghai SECCO Petrochemical Company Limited in China and Polyethylene Malaysia Sdn Bhd (PEMSB) and Ethylene Malaysia Sdn Bhd (EMSB), both in Malaysia), previously reported in Other businesses and corporate, to Refining and Marketing.


    (b) The formation of BP Alternative Energy in November 2005 has resulted in the transfer of certain mid-stream assets and activities to Gas, Power and Renewables:


         o South Houston Green Power (SHGP) co-generation facility (in Texas City refinery) from Refining and Marketing.


         o Watson Cogeneration (in Carson City refinery) from Refining and Marketing.


         o  Phu My Phase 3 CCGT plant in Vietnam from Exploration and
            Production.


    (c) The transfer of Hydrogen for Transport activities from Gas, Power and Renewables to Refining and Marketing.


    Comparative financial data is shown after these changes.


                                       Restated               Reported
                                 -----------------------------------------
                                    Third       Nine      Third       Nine
                                  Quarter     Months    Quarter     Months
                                     2005       2005       2005       2005
                                 -----------------------------------------
                                             $ million
         Profit before interest
           and tax
         Exploration and
           Production               6,535     18,928      6,536     18,933
         Refining and Marketing     3,714      7,999      3,697      8,010
         Gas, Power and Renewables    445      1,046        412        990
         Other businesses and
           corporate                 (501)      (828)      (452)      (788)
                                 -----------------------------------------
                                   10,193     27,145     10,193     27,145
         Unrealized profit in
           inventory                 (285)      (442)      (285)      (442)
         Net profit on transactions
           between continuing and
           Innovene operations        144        399        144        399
                                 -----------------------------------------
         Profit before interest
           and tax from continuing
           operations              10,052     27,102     10,052     27,102
                                 =========================================

    In 2005 the basis of accounting for over-the-counter forward sale and purchase contracts for oil, natural gas, NGLs and power was changed. These transactions are now reported on a net basis in sales and other operating revenues, whereas previously they had been reported gross in sales and purchases. This change, while reducing sales and other operating revenues and purchases, had no impact on reported profit, profit per ordinary share, cash flow or the balance sheet.

    During 2006, as part of a continuous process to review how individual contracts are accounted for, certain other minor adjustments have been identified that should have been reflected in the restatement from gross to net presentation. Though these adjustments are not significant to the group income statement, the amendment has been made to bring the comparatives onto a consistent basis. The comparative figures have been amended to reflect these items as set out below.


                                     Notes

2.  Resegmentation and other changes to comparatives (concluded)


                                                         Amended
                                           -------------------------------
                                               Third       Nine     Second
                                             Quarter     Months    Quarter
                                                2005       2005       2006
                                           -------------------------------
                                                       $ million
Sales and other operating revenues
Exploration and Production                    11,321     32,441     13,495
Refining and Marketing                        61,280    160,453     63,373
Gas, Power and Renewables                      6,623     18,901      6,091
Other businesses and corporate                   161        507        252
                                           -------------------------------
Sales by continuing operations                79,385    212,302     83,211
Less: sales between businesses                 8,511     24,723     11,079
      sales to continuing operations           4,158     10,197          -
                                           -------------------------------
Third party sales of
  continuing operations                       66,716    177,382     72,132
                                           ===============================

Purchases                                     46,751    119,783     50,427
                                           ===============================

                                                         Reported
                                           -------------------------------
                                               Third       Nine     Second
                                             Quarter     Months    Quarter
                                                2005       2005       2006
                                           -------------------------------
                                                       $ million

Sales and other operating revenues
Exploration and Production                    11,321     32,441     13,495
Refining and Marketing                        63,278    166,155     64,025
Gas, Power and Renewables                      7,219     20,574      5,735
Other businesses and corporate                   161        507        252
                                           -------------------------------
Sales by continuing operations                81,979    219,677     83,507
Less: sales between businesses                 8,511     24,723     11,079
      sales to continuing operations           4,158     10,197          -
                                           -------------------------------
Third party sales of
  continuing operations                       69,310    184,757     72,428
                                           ===============================

Purchases                                     49,345    127,158     50,723
                                           ===============================


                                     Notes

3.  Sale of Olefins and Derivatives business

    The sale of Innovene, BP's olefins, derivatives and refining group, to INEOS, was completed on 16 December 2005.

    The Innovene operations represented a separate major line of business for BP. As a result of the sale, these operations were treated as discontinued operations for the year ended 31 December 2005. A single amount was shown on the face of the income statement comprising the post-tax result of discontinued operations and the post-tax loss recognized on the remeasurement to fair value less costs to sell of the discontinued operation. That is, the income and expenses of Innovene were reported separately from the continuing operations of the BP group. The table below provides further detail of the amount shown on the income statement.

    In the cash flow statement the cash provided by the operating activities of Innovene in 2005 has been separated from that of the rest of the group and reported as a single line item.

    The period to 30 September 2006 includes a loss before tax of $184 million related to post-closing adjustments and is unchanged since 30 June 2006.


     Third  Second    Third
    Quarter Quarter Quarter                                    Nine Months
       2005    2006    2006                                   2006    2005
    =======================                                 ==============
            $ million                                          $ million

                             Profit before tax from
         99       -       -    Innovene operations               -     924
                             Net profit on transactions
                               between continuing and
       (144)      -       -    Innovene operations               -    (399)
    -----------------------                                 --------------
                             Profit before interest and
        (45)      -       -    taxation                          -     525
          -       -       -  Other finance income (expense)      -       2
                             (Loss) gain recognized on the
       (724)    (88)      -    remeasurement to fair value    (184)   (724)
    -----------------------                                 --------------
       (769)    (88)      -                                   (184)   (197)
                             Taxation
        (56)    166       -    Related to profit before tax    166    (220)
                               Related to remeasurement to
        159       -       -      fair value                     (7)    159
    -----------------------                                 --------------
                             Profit (loss) from Innovene
       (666)     78       -    operations                      (25)   (258)
    =======================                                 ==============
                             Earnings (loss) per share from
                               Innovene operations - cents
      (3.12)   0.37       -  Basic                           (0.13)  (1.21)
      (3.08)   0.38       -  Diluted                         (0.12)  (1.20)
    =======================                                 ==============
                             The net cash flows of Innovene
                               operations are presented below
                             Net cash provided by operating
        205       -       -    activities                        -     147
                             Net cash used in investing
        (97)      -       -    activities                        -    (361)
    -----------------------                                 --------------
                             Net cash provided by (used in)
       (108)      -       -    financing activities              -     214
    =======================                                 ==============


                                     Notes

4.  Sales and other operating revenues

      Third  Second   Third
    Quarter Quarter Quarter                                    Nine Months
       2005    2006    2006                                   2006    2005
    =======================                                 ==============
            $ million                                          $ million
                             By business
     11,321  13,495  12,932  Exploration and Production     40,345  32,441
     61,280  63,373  61,169  Refining and Marketing        179,079 160,453
      6,623   6,091   5,840  Gas, Power and Renewables      18,484  18,901
        161     252     212  Other businesses and corporate    670     507
    -----------------------                                ---------------
                             Sales by continuing
     79,385  83,211  80,153    operations                  238,578 212,302
      8,511  11,079  11,613  Less: sales between businesses 34,618  24,723 sales to Innovene
      4,158       -       -         operations                   -  10,197
    -----------------------                                ---------------
                             Third party sales of
     66,716  72,132  68,540    continuing operations       203,960 177,382
      5,824       -       -  Innovene sales                      -  17,118
                             Less: sales to continuing
      2,667       -       -        operations                    -   6,806
    -----------------------                                ---------------
                             Third party sales of
      3,157       -       -    Innovene operations               -  10,312
    -----------------------                                ---------------
     69,873  72,132  68,540  Total third party sales       203,960 187,694

    =======================                                ===============
                             By geographical area
     31,809  26,300  27,809    UK                           81,842  74,957
     16,904  19,406  20,412    Rest of Europe               58,192  49,644
     29,184  27,054  27,447    USA                          76,567  75,598
     11,963  19,067  17,337    Rest of World                54,779  38,935
    -----------------------                                ---------------
                             Sales by continuing
     89,860  91,827  93,005    operations                  271,380 239,134
     18,986  19,695  24,465  Less: sales between areas      67,420  51,555
                                   sales to Innovene
      4,158       -       -          operations                  -  10,197
    -----------------------                                ---------------
     66,716  72,132  68,540                                203,960 177,382
    =======================                                ===============


5.   Profit before interest and taxation is after charging:

      Third  Second   Third
    Quarter Quarter Quarter                                    Nine Months
       2005    2006    2006                                   2006    2005
    =======================                                 ==============
            $ million                                          $ million
                             Exploration expense
          3       -       7  UK                                 14      21
          1       -       -  Rest of Europe                      -       2
        120      55     188  USA                               309     308
         53      42     156  Rest of World                     314     145
    -----------------------                                ---------------
        177      97     351                                    637     476
    =======================                                ===============
                             Production and similar taxes
         95      72      96  UK                                403     362
        739     783   1,106  Overseas                        2,586   1,818
    -----------------------                                ---------------
        834     855   1,202                                  2,989   2,180
    =======================                                ===============



                                     Notes

6.   Finance costs

      Third  Second   Third
    Quarter Quarter Quarter                                   Nine Months
       2005    2006    2006                                   2006    2005
    =======================                                 ==============
            $ million                                          $ million

        237     285     328  Interest payable                  906     632
        (93)   (132)   (159) Capitalized                      (393)   (245)
    -----------------------                                ---------------
        144     153     169                                    513     387
                             Early redemption of finance
          -       -       -    leases                            -      57
    -----------------------                                ---------------
        144     153     169                                    513     444
    =======================                                ===============


7.  Other finance (income) expense


      Third  Second   Third
    Quarter Quarter Quarter                                    Nine Months
       2005    2006    2006                                   2006    2005
    =======================                                 ==============
            $ million                                          $ million
                             Interest on pension and other
                               post-retirement benefit plan
        502     484     489    liabilities                   1,444   1,525
                             Expected return on pension and
                               other post-retirement benefit
       (528)   (599)   (610)   plan assets                  (1,791) (1,617)
    -----------------------                                ---------------
                             Interest net of expected return
        (26)   (115)   (121)   on plan assets                 (347)    (92)
                             Unwinding of discount on
         49      61      63    provisions                      178     144
                             Unwinding of discount on deferred
                               consideration for acquisition
         14       8       6    of investment in TNK-BP          23      48
    -----------------------                                ---------------
         37     (46)    (52)                                  (146)    100
          -       -       -  Innovene operations                 -       2
    -----------------------                                ---------------
         37     (46)    (52) Continuing operations            (146)    102
    =======================                                ===============



8.  Dividends paid

      Third  Second   Third
    Quarter Quarter Quarter                                    Nine Months
       2005    2006    2006                                   2006    2005
    =======================                                 ==============
            $ million                                          $ million


                             Dividends per ordinary share
      8.925   9.375   9.825    Cents                        28.575  25.925
      5.119   5.251   5.324    Pence                        15.863  14.091
      53.55   56.25   58.95  Dividends per ADS (cents)      171.45  155.55
    =======================                                ===============


                                     Notes

9.  Analysis of changes in net debt


      Third  Second   Third
    Quarter Quarter Quarter                                    Nine Months
       2005    2006    2006                                   2006    2005
    =======================                                 ==============
            $ million                                          $ million
                             Opening balance
     19,302  18,679  19,286  Finance debt                   19,162  23,091
      1,360   2,939   4,852  Less: Cash and cash equivalents 2,960   1,359
    -----------------------                                ---------------
     17,942  15,740  14,434  Opening net debt               16,202  21,732
    -----------------------                                ---------------
                             Closing balance
     22,159  19,286  19,973  Finance debt                   19,973  22,159
      2,182   4,852   3,199  Less: Cash and cash equivalents 3,199   2,182
    -----------------------                                ---------------
     19,977  14,434  16,774  Closing net debt               16,774  19,977
    -----------------------                                ---------------
     (2,035)  1,306  (2,340) Decrease (increase) in net debt  (572)  1,755
    =======================                                ===============
                             Movement in cash and cash
                               equivalents (excluding
        896   1,949  (1,672)   exchange adjustments)           242     906
                             Net cash outflow (inflow)
                               from financing (excluding
     (3,060)   (734)     (5)   share capital)                 (360)    867
          -       -       -  Adoption of IAS 39                  -    (147)
          8      60    (515) Fair value hedge adjustment      (373)    123
         33      26     (34) Other movements                    24     135
    -----------------------                                ---------------
                             Movement in net debt before
     (2,123)  1,301  (2,226)   exchange effects               (467)  1,884
         88       5    (114) Exchange adjustments             (105)   (129)
    -----------------------                                ---------------
     (2,035)  1,306  (2,340) Decrease (increase) in net debt  (572)  1,755
    =======================                                ===============



                                     Notes

10.  TNK-BP Operational and Financial Information

      Third  Second   Third
    Quarter Quarter Quarter                                    Nine Months
       2005    2006    2006                                   2006    2005
    =======================                                 ==============
                             Production (Net of royalties)
                            (BP share)
        930     907     867  Crude oil (mb/d)                  890     903
        449     538     472  Natural gas (mmcf/d)              525     468
      1,007     999     948  Total hydrocarbons (mboe/d)(a)    980     983
    =======================                                 ==============
            $ million                                           $ million
                             Income statement (BP share)
                             Profit before interest
      1,253   1,084   2,321    and tax (b)                  4,257    2,788
        (37)    (45)    (52) Interest expense *              (140)     (98)
       (347)   (348)   (651) Taxation                      (1,349)    (741)
        (46)    (46)   (100) Minority interest               (187)     (74)
    -----------------------                                 ---------------
        823     645   1,518  Net Income                     2,581    1,875
    =======================                                 ==============
                             * Excludes unwinding of
                                 discount on deferred
         14       8       6      consideration                 23       48
    =======================                                 ==============
                             Cash Flow
        750       -   2,000  Dividends received             2,771    1,425
    =======================                                 ==============


      Third  Second   Third
    Quarter Quarter Quarter                                    Nine Months
       2005    2006    2006                                   2006    2005
    =======================                                 ==============
                             Average oil marker prices ($/bbl)
      57.13   64.73   65.90  Urals (NWE - cif)               62.94   49.30
      57.39   64.84   65.81  Urals (Med - cif)               62.97   49.75
      36.60   36.18   39.83  Domestic Oil                    37.11   27.77
    =======================                                 ==============


    Balance sheet                             30 September     31 December
                                                      2006            2005
                                                   =======================
    Investments in jointly controlled entities       8,670           8,089
                                                   =======================
    Deferred consideration
      Due within one year                                -           1,227
      Due after more than one year                       -               -
                                                   -----------------------
                                                         -           1,227
                                                   =======================

   (a) Natural gas is converted to oil equivalent at 5.8 billion cubic feet = 1 million barrels.

   (b) Third quarter 2006 includes a net gain of $892 million on the disposal of the Udmurtneft assets.


As reported in previous quarters, various TNK-BP companies have received tax notifications. Upon entering into the joint venture arrangement, each party received indemnities from its co-venturers in respect of historical tax liabilities related to assets contributed to the joint venture. BP believes its provisions are adequate for its share of any liabilities arising from tax claims not covered by these indemnities.


                                     Notes

11.  Equity-accounted entities

    The group's profit for the period includes the following in respect of equity-accounted entities.


                                    RC profit                       Profit
                                        (loss)    Inventory         (loss)
                                       before       holding         before
                                     interest         gains       interest
                                      and tax       (losses)       and tax
                                   ---------------------------------------
                                                   $ million
Third Quarter 2006
Exploration and Production              2,727             1          2,728
Refining and Marketing                    138             8            146
Gas, Power and Renewables                  56             -             56
Other businesses and corporate              -             -              -
                                   ---------------------------------------
Continuing operations                   2,921             9          2,930
Innovene operations                         -             -              -
                                   ---------------------------------------
                                        2,921             9          2,930
                                   =======================================


Second Quarter 2006
Exploration and Production              1,369             -          1,369
Refining and Marketing                    106             3            109
Gas, Power and Renewables                  55             -             55
Other businesses and corporate              1             -              1
                                   ---------------------------------------
Continuing operations                   1,531             3          1,534
Innovene operations                         -             -              -
                                   ---------------------------------------
                                        1,531             3          1,534
                                   =======================================

Third Quarter 2005
Exploration and Production              1,522             -          1,522
Refining and Marketing                    162             4            166
Gas, Power and Renewables                  25             -             25
Other businesses and corporate              -             -              -
                                   ---------------------------------------

Continuing operations                   1,709             4          1,713
Innovene operations                         -             -              -
                                   ---------------------------------------
                                        1,709             4          1,713
                                   =======================================

Nine Months 2006
Exploration and Production              5,245             1          5,246
Refining and Marketing                    339            17            356
Gas, Power and Renewables                 140             -            140
Other businesses and corporate             (1)            -             (1)
                                   ---------------------------------------
Continuing operations                   5,723            18          5,741
Innovene operations                         -             -              -
                                   ---------------------------------------
                                        5,723            18          5,741
                                   =======================================

Nine Months 2005
Exploration and Production              3,522             -          3,522
Refining and Marketing                    304           (15)           289
Gas, Power and Renewables                  50             -             50
Other businesses and corporate              -             -              -
                                   ---------------------------------------
Continuing operations                   3,876           (15)         3,861
Innovene operations                         3             -              3
                                   ---------------------------------------
                                        3,879           (15)         3,864
                                   =======================================



                                      Notes

11.  Equity-accounted entities (continued)

                                                                    Profit
                                                                    (loss)
                                                       Minority    for the
                                  Interest     Tax     interest     period
                                  ----------------------------------------
                                                  $ million
Third Quarter 2006
Exploration and Production             (87)   (723)        (100)     1,818
Refining and Marketing                 (20)    (25)           -        101
Gas, Power and Renewables               (5)     (4)           -         47
Other businesses and corporate           -       -            -          -
                                   ---------------------------------------
Continuing operations                 (112)   (752)        (100)     1,966
Innovene operations                      -       -            -          -
                                   ---------------------------------------
                                      (112)   (752)        (100)     1,966
                                   =======================================

Second Quarter 2006

Exploration and Production             (78)   (436)         (46)       809
Refining and Marketing                 (19)    (13)           -         77
Gas, Power and Renewables               (6)     (4)           -         45
Other businesses and corporate           -       -            -          1
                                   ---------------------------------------

Continuing operations                 (103)   (453)         (46)       932
Innovene operations                      -       -            -          -
                                   ---------------------------------------
                                      (103)   (453)         (46)       932
                                   =======================================

Third Quarter 2005
Exploration and Production             (63)   (421)         (46)       992
Refining and Marketing                 (23)    (23)           -        120
Gas, Power and Renewables               (1)     (4)           -         20
Other businesses and corporate           -       -            -          -
                                   ---------------------------------------

Continuing operations                  (87)   (448)         (46)     1,132
Innovene operations                      -       -            -          -
                                   ---------------------------------------
                                       (87)   (448)         (46)     1,132
                                   =======================================

Nine Months 2006
Exploration and Production            (237) (1,598)        (187)     3,224
Refining and Marketing                 (58)    (48)           -        250
Gas, Power and Renewables              (15)    (12)           -        113
Other businesses and corporate           -       -            -         (1)
                                   ---------------------------------------
Continuing operations                 (310) (1,658)        (187)     3,586
Innovene operations                      -       -            -          -
                                   ---------------------------------------
                                      (310) (1,658)        (187)     3,586
                                   =======================================

Nine Months 2005
Exploration and Production            (171)   (937)         (74)     2,340
Refining and Marketing                 (37)    (54)           -        198
Gas, Power and Renewables               (6)     (7)           -         37
Other businesses and corporate           -       -            -          -
                                   ---------------------------------------
Continuing operations                 (214)   (998)         (74)     2,575
Innovene operations                      -       -            -          3
                                   ---------------------------------------
                                      (214)   (998)         (74)     2,578
                                   =======================================



                                    Notes

12.  Fourth quarter results

     BP's fourth quarter results will be announced on 6 February 2007.


13.  Statutory accounts

     The financial information shown in this publication is unaudited and does not constitute statutory accounts. The 2005 Annual Report and Accounts have been delivered to the UK Registrar of Companies; the report of the auditors on those accounts (in accordance with section 235 of the Companies Act 2005) was unqualified.



                                   Contacts


                                   London                   United States


Press Office                       Roddy Kennedy            Ronnie Chappell
                                   +44 (0)20 7496 4624      +1 281 366 5174


Investor Relations                 Fergus MacLeod           Rachael MacLean
                                   +44 (0)20 7496 4717      +1 212 451 8072



http://www.bp.com/investors




                                         SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated:  24 October 2006                       /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary